Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FLY LEASING LIMITED

June 18, 2020

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/by phone on or before 1:00 PM (New York City time) on June 12, 2020.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM (New York City time) on June 12, 2020.

ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" at the bottom right side of this card or on the reverse side to receive future materials electronically when available.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00033333000000000000 6 061820

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To re-elect Erik G. Braathen as a director of the Company.	☐	☐	☐
2. To re-elect Joseph M. Donovan as a director of the Company.	☐	☐	☐
3. To re-elect Eugene McCague as a director of the Company.	☐	☐	☐
4. To re-elect Susan M. Walton as a director of the Company.	☐	☐	☐
5. To appoint Deloitte & Touche LLP as the Company's independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐

To transact other such business as may properly come before the Meeting or any adjournment thereof.

To change the address on your account or to add the email, please check the box at right. ☐

Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

FLY LEASING LIMITED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS June 18, 2020 NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Fly Leasing Limited (the “Company”) will be held on June 18, 2020 at 10:00 A.M. (Local Time) at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, for the following purposes, all of which are more completely set forth in the accompanying materials and also available on the Company’s website at www.flyleasing.com: (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to www.astfinancial.com/login and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side. 1.1 14475